FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of November 2002

                ESPIRITO SANTO CENTRAIS ELETRICAS S.A. - ESCELSA


                            Rua Sete de Setembro, 362
                    Vitoria, Espirito Santo, Brazil 29015-000
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F.  Form 20-F X   Form 40-F
                                              ---

Indicate by check mark whether the registrant by furnishing information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   No X
   ---  ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________.

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this current report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                ESPIRITO SANTO CENTRAIS ELETRICAS S.A. - ESCELSA
                                                              (Registrant)


Date: November 27, 2002                     By: /s/ Sergio Pereira Pires
                                                --------------------------------
                                            Name:   Sergio Pereira Pires
                                            Title:  Chief Financial Officer

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                                  EXHIBIT INDEX


1. Notice to the Holders of Espirito Santo Centrais Eletricas S.A. - ESCELSA's 10% Senior Notes Due 2007, dated November 26, 2002.